[Letterhead of Boylan, Brown, Code, Vigdor & Wilson, LLP]
July 13, 2009
Via EDGAR and Federal Express
Mr. Mark P. Shulman, Branch Chief — Legal
Mr. Matthew Crispino
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549

Re:	Vuzix Corporation Registration Statement on Form S-1 filed July 2, 2009 (File No. 333-160417)
Gentlemen:
     On behalf of Vuzix Corporation (the “Registrant”), attached for your review is a copy of Amendment No. 1 (the “Amendment”) to Registration Statement on Form S-1, File No. 333-160417 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof via EDGAR and marked to show changes from the Registration Statement filed with the Commission on July 2, 2009.
     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 9, 2009, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.
Independent Auditors’ Report, page F-3
1.	Please file an audit opinion which appropriately references the standards of the Public Company Accounting Oversight Board (United States). Refer to SEC Release 34-49528.

The audit report on page F-3 has been revised in response to the Staff’s comment.
     Please do not hesitate to call me at (585) 238-3576, or my colleague Lawrence Kallaur at (585) 238-3530, if you have any questions or would like any additional information regarding this matter.

Very truly yours,
/s/ Robert F. Mechur
Robert F. Mechur

cc:	Paul J. Travers
Grant Russell